NOVAMERICAN STEEL INC.
2002 Second Quarter Report
For the six months ended May 25, 2002

[NOVAMERICAN STEEL LOGO]



2002 Second Quarter Report
For the six months ended May 25, 2002

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.



SECOND QUARTER RESULTS

Net income for the second quarter increased by $3.0 million, or 150.0% to $5.0 million, or $0.52 per share, versus $2.0 million, or $0.20 per share, for the same period in 2001.

Net income for the six months ended May 25, 2002 increased by $3.8 million, or 135.7%, to $6.6 million, or $0.68 per share, versus $2.8 million, or $0.29 per share for the first six months of 2001.

Tons sold and processed in the second quarter of 2002 increased by 67,555 tons, or 19.0%, to 423,822 tons from 356,267 in the second quarter of 2001.

Tons sold and processed for the six months ended May 25, 2002 increased by 79,919 tons, or 11.7%, to 763,656 tons from 683,737 tons in 2001.

Sales for the second quarter increased by $11.6 million, or 10.8%, to $119.4 million from $107.8 million for the same period in 2001.

Sales for the six months ended May 25, 2002 increased by $8.5 million, or 4.1%, to $217.0 million from $208.6 million in 2001.

The gross margin for the second quarter 2002 increased to 24.5% from 22.0% in 2001.

The gross margin for the six months ended May 25, 2002 increased to 23.5% from 21.9% in 2001.




ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS.




OPERATIONS

The strong results for the second quarter reflect overall improvements in pricing and volumes in conjunction with sound control of inventories throughout all the Company's operations. As well, the Company's newest facilities have made positive contributions to the results of the quarter.

OUTLOOK

There have been significant increases in steel prices since the first quarter and still more increases have been announced for the third quarter. However the strength of the overall economy remains in question and its direction will influence the sustainability of current pricing and demand.











D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Quebec
June 26, 2002




The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.



NOVAMERICAN STEEL INC.
----------------------
Corporate and Investor Information




CORPORATE HEAD OFFICE
---------------------
2175 Hymus Boulevard
Dorval, Quebec
Canada     H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax:  (514) 368-3635
www.novamerican.com




TRANSFER AGENT
--------------
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA  02021
1-877-282-1168




INVESTOR INQUIRIES
------------------
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.


[NOVAMERICAN STEEL LOGO]
NOVAMERICAN STEEL

NOVAMERICAN STEEL INC.  AND SUBSIDIARIES

2002 SECOND QUARTER REPORT

IN ACCORDANCE WITH U.S. GAAP, EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT NET INCOME PER SHARE AND TONNAGE.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME
AND RETAINED EARNINGS
(UNAUDITED)


                                                                    THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                  ------------------------------------         --------------------------------
                                                               MAY 25,         May 26,               MAY 25,            May 26,
                                                                 2002            2001                  2002               2001
                                                  ---------------------  -------------         -------------      -------------
                                                                     $               $                     $                  $

 NET SALES                                                     119,429         107,817               217,118            208,574
 Cost of sales                                                  90,194          84,047               165,992            162,898
                                                  ---------------------  -------------         --------------     -------------
 GROSS MARGIN                                                   29,235          23,770                51,126             45,676
                                                  ---------------------  -------------         --------------     --------------

 OPERATING EXPENSES
 Plant                                                           7,995           7,637                15,474             15,430
 Delivery                                                        4,453           4,104                 8,251              7,850
 Selling                                                         2,928           2,867                 5,676              5,620
 Administrative and general                                      5,402           4,472                 9,782              9,018
                                                  ---------------------  -------------         --------------     -------------
                                                                20,778          19,080                39,183             37,918
                                                  ---------------------  -------------         --------------     -------------
 OPERATING INCOME                                                8,457           4,690                11,943              7,758
                                                  ---------------------  -------------         --------------     -------------

 Interest expense                                                1,246           1,799                 2,507              3,469
 Share in income of joint ventures                                (190)            (47)                 (217)               (76)
                                                  ---------------------  -------------         --------------     -------------
                                                                 1,056           1,752                 2,290              3,393
                                                  ---------------------  -------------         --------------     -------------
 Income before income taxes and minority interest                7,401           2,938                 9,653              4,365
 Income taxes                                                    2,418             961                 3,104              1,591
                                                  ---------------------  -------------         --------------     -------------
 Income before minority interest                                 4,983           1,977                 6,549              2,774
 Minority interest                                                  27             (22)                    -                 28
                                                  ---------------------  -------------         --------------     -------------
 NET INCOME                                                      5,010           1,955                 6,549              2,802
                                                  =====================  =============         ==============     =============

 Basic and diluted income per share                      $        0.52   $        0.20         $        0.68       $       0.29
                                                  =====================  =============         ==============     =============

 Weighted average number of shares outstanding               9,700,000       9,700,000             9,700,000          9,700,000
                                                  =====================  =============         ==============     =============

COMPREHENSIVE INCOME
Net income                                                       5,010           1,955                 6,549              2,802
Changes in cumulative translation adjustment                     2,806            (375)                1,838               (191)
Change in unrealized loss on interest rate swap,
  net of deferred taxes                                             74               -                   (21)                 -
                                                  ---------------------  -------------         --------------     -------------
                                                                 7,890           1,580                 8,366              2,611
                                                  =====================  =============         ==============     =============

 RETAINED EARNINGS
 Balance, beginning of period                                   80,210          71,504                78,671             70,657
 Net income                                                      5,010           1,955                 6,549              2,802
                                                  ---------------------  -------------         --------------     -------------
 Balance, end of period                                         85,220          73,459                85,220             73,459
                                                  =====================  =============         ==============     =============

 Tons sold                                                     237,488         199,290               433,619            373,757
 Tons processed                                                186,334         156,977               330,037            308,980
                                                  ---------------------  -------------         --------------     -------------
                                                               423,822         356,267               763,656            682,737
                                                  =====================  =============         ==============     =============

NOVAMERICAN STEEL INC.  AND SUBSIDIARIES

2002 SECOND QUARTER REPORT

IN ACCORDANCE WITH U.S. GAAP, EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT NET INCOME PER SHARE AND TONNAGE.


       CONSOLIDATED STATEMENTS OF CASH FLOWS
       (UNAUDITED)

                                                                       THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                 ------------------------       ------------------------
                                                                   MAY 25,        May 26,         MAY 25,        May 26,
                                                                     2002           2001            2002           2001
                                                                 ---------     ----------       ---------      ---------
                                                                         $              $               $              $
       CASH FLOWS FROM OPERATING ACTIVITIES
          Net income                                                 5,010          1,955           6,549          2,802
          Adjustments to reconcile net income to net cash from
              (used for) operating activities
              Depreciation and amortization                          1,510          1,524           3,001          2,957
              Share in income of  joint ventures                      (190)           (47)           (217)           (76)
              Deferred income taxes                                     56            132             237            337
              Minority interest                                        (27)            22               -            (28)
              Loss on disposal of property, plant and equipment         59              6              59              6
          Changes in working capital items
              Accounts receivable                                  (10,218)        (1,316)        (10,264)         5,243
              Income taxes receivable                                 (215)             -             297              -
              Inventories                                           (6,563)         3,368          (7,440)         5,982
              Prepaid expenses and other                              (406)          (181)           (284)          (276)
              Accounts payable and accrued liabilities              14,974            514           8,225         (2,788)
              Income taxes payable                                     727             (5)            727         (1,380)
                                                                  --------         ------         -------        -------
          NET CASH FROM OPERATING ACTIVITIES                         4,717          5,972             890         12,779
                                                                  --------         ------         -------        -------
       CASH FLOWS FROM INVESTING ACTIVITIES
          Business acquisition                                      (2,088)             -          (2,088)             -
          Investment in a joint venture                               (550)          (884)         (1,000)        (2,525)
          Distribution from a  joint venture                             -             (1)              -             54
          Additions to property, plant and equipment                (1,099)        (1,527)         (2,581)        (5,391)
          Proceeds from disposal of property, plant and equipment      140             20             171             20
          Other assets                                                   3         (1,266)             29         (1,476)
                                                                  --------         ------         -------        -------
          NET CASH USED FOR INVESTING ACTIVITIES                    (3,594)        (3,658)         (5,469)        (9,318)
                                                                  --------         ------         -------        -------
       CASH FLOWS FROM FINANCING ACTIVITIES
          Net decrease in bank indebtedness                         (1,619)       (11,008)         (1,522)       (12,907)
          Proceeds from long-term debt                               3,365         52,534           3,812         53,228
          Repayment of long-term debt                               (2,199)       (38,753)         (3,509)       (41,161)
                                                                  --------         ------         -------        -------
          NET CASH FROM (USED FOR) FINANCING ACTIVITIES               (453)         2,773          (1,219)          (840)
                                                                  --------         ------         -------        -------

       Effect of exchange rate changes on cash and
       cash equivalents                                                123            (54)              9            (15)
                                                                  --------         ------         -------        -------
       NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            793          5,033          (5,789)         2,606
          Cash and cash equivalents, beginning of period             3,952          1,886          10,534          4,313
                                                                  --------         ------         -------        -------
          Cash and cash equivalents, end of period                   4,745          6,919           4,745          6,919
                                                                  ========         ======         =======        =======

       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
          Interest paid                                              2,215          1,241           3,547          3,503
                                                                  ========         ======         =======        =======
          Income taxes paid                                            712            507           1,712          2,769
                                                                  ========         ======         =======        =======

NOVAMERICAN STEEL INC.  AND SUBSIDIARIES

2002 SECOND QUARTER REPORT

IN ACCORDANCE WITH U.S. GAAP, EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT NET INCOME PER SHARE AND TONNAGE.


      CONSOLIDATED BALANCE SHEETS
      (UNAUDITED)

                                                     MAY 25,          May 26,       November 24,
                                                       2002             2001               2001
                                                 ----------       ----------       ------------
                                                          $                $                  $
                                                 (UNAUDITED)      (UNAUDITED)         (AUDITED)
      ASSETS
          Current assets
             Cash and cash equivalents                4,745           6,919            10,534
             Accounts receivable                     71,216          62,877            59,608
             Income taxes receivable                      -           1,714               292
             Inventories                             76,800          73,134            68,193
             Prepaid expenses and other               1,779           1,494             1,480
             Deferred income taxes                      142               -               441
                                                  ---------       ---------          --------
                                                    154,682         146,138           140,548
          Investments in joint ventures              10,568           8,638             9,350
          Property, plant and equipment              74,369          72,922            73,710
          Goodwill, net of accumulated amortization  12,582          11,190            11,031
          Other assets                                2,054           1,977             2,323
                                                  ---------       ---------          --------
                                                    254,255         240,865           236,962
                                                  =========       =========          ========

       LIABILITIES
          Current liabilities
             Current portion of long-term debt        5,065           5,229             5,797
             Bank indebtedness                        5,826          11,057             7,193
             Accounts payable and accrued
               liabilities                           62,988          54,007            51,504
             Income taxes payable                       727               -                 -
             Deferred income taxes                        -             371                 -
                                                  ---------       ---------          --------
                                                     74,606          70,664            64,494
          Long-term debt                             63,251          65,239            61,694
          Fair value of interest rate swap            1,240               -             1,201
          Deferred income taxes                       7,124           6,315             7,129
          Minority interest                               -           2,748             2,776
                                                  ---------       ---------          --------
                                                    146,221         144,966           137,294
                                                  ---------       ---------          --------

       SHAREHOLDERS' EQUITY
          Share capital                              28,404          28,404            28,404
          Retained earnings                          85,220          73,459            78,671
          Accumulated other comprehensive loss       (5,590)         (5,964)           (7,407)
                                                  ---------       ---------          --------
                                                    108,034          95,899            99,668
                                                  ---------       ---------          --------
                                                    254,255         240,865           236,962
                                                  =========       =========          ========